RESIGNATION

To: The Board of Directors of *Shengdatech, Inc.*

I hereby resign from the Board of Directors and as Chairman of the Board of Shengdatech, Inc. (the "Company") and as a member and chairman of the board of any board of directors or analogous governing body of each direct or indirect subsidiary of the Company, whether or not wholly owned (in each case, a "Company Subsidiary"), including without limitation Faith Bloom Limited, Shandong Haize Nanomaterials Co., Shandong Bangsheng Chemical Co., Ltd., Shaanxi Haize Nanomaterials Co. Ltd., and Zibo Jiaze Nanomaterials Co. Ltd., in each case effective immediately.

I also hereby resign as an officer and/or employee of, and from any other position I hold with, the Company and each Company Subsidiary, including without limitation Faith Bloom Limited, Shandong Haize Nanomaterials Co., Shandong Bangsheng Chemical Co., Ltd., Shaanxi Haize Nanomaterials Co. Ltd., and Zibo Jiaze Nanomaterials Co. Ltd., in each case effective immediately.

IN WITNESS WHEREOF, I have executed this Resignation as of this 9th day of September, 2011.

Xiangzhi Chen